Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-289251

Relating to the

Preliminary Prospectus Supplement

Dated November 4, 2025

(To Prospectus Dated August 5, 2025)

PRICING TERM SHEET
November 4, 2025

Ramaco Resources, Inc.
Offering of
$300,000,000 Aggregate Principal Amount of
0% Convertible Senior Notes due 2031

The information in this pricing term sheet supplements Ramaco Resources, Inc.’s preliminary prospectus supplement, dated November 4, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Ramaco Resources, Inc. and not to its subsidiaries.

Issuer	Ramaco Resources, Inc.

Ticker / Exchange for Class A Common Stock	METC / Nasdaq Global Select Market

Trade Date	November 5, 2025

Settlement Date	November 7, 2025, which will be the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the business day before the Settlement Date must, because the Notes initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Notes	0% convertible senior notes due 2031 (the “Notes”)

Principal Amount	$300,000,000 (or, if the underwriters fully exercise their over-allotment option, $345,000,000) aggregate principal amount of Notes

Public Offering Price	100% of the principal amount of the Notes

Underwriting Discount	2.5%

Maturity	November 1, 2031, unless earlier repurchased, redeemed or converted

No Regular Interest; Special Interest

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. We will pay special interest, if any, at our election as the sole remedy relating to our failure to comply with our reporting obligations as described under “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults” in the Preliminary Prospectus Supplement.

If any special interest accrues on the Notes, then such interest will be payable semi-annually in arrears on the next May 1 or November 1 to noteholders of record as of the close of business on the immediately preceding April 15 and October 15, respectively.

Last Reported Sale Price per Share of our Class A Common Stock on the Nasdaq Global Select Market on November 4, 2025	$26.59

Conversion Premium	Approximately 35% above the Public Offering Price per Share of our Class A Common Stock in the Concurrent Delta Offering (as defined below)

Public Offering Price per Share of our Class A Common Stock in the Concurrent Delta Offering	$24.25 per share of our Class A common stock

Initial Conversion Price	Approximately $32.74 per share of our Class A common stock

Initial Conversion Rate	30.5460 shares of our Class A common stock per $1,000 principal amount of Notes

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after November 6, 2028 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Class A common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the offering of the Notes will be approximately $290.9 million (or approximately $334.7 million if the underwriters fully exercise their over-allotment option), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use approximately $28.5 million (or approximately $32.8 million if the underwriters fully exercise their over-allotment option) of the net proceeds to fund the cost of entering into the capped call transactions described in the Preliminary Prospectus Supplement. We intend to use the remainder of the net proceeds to fund the development of our rare earth elements and critical minerals project, for strategic growth opportunities and for general corporate purposes.

Cap Price	The cap price of the capped call transactions will initially be 54.5625 per share of our Class A common stock, which represents a premium of 125% above the Public Offering Price per Share of our Class A Common Stock in the Concurrent Delta Offering, and is subject to certain adjustments under the terms of the capped call transactions. See “Description of the Concurrent Capped Call Transactions” in the Preliminary Prospectus Supplement.

Concurrent Delta Offering	Concurrently with the offering of the Notes, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, acting on behalf of themselves and/or their affiliates (in such capacity, the “Delta Offering Underwriters”), are offering, in a separate, underwritten public offering pursuant to a prospectus supplement that we have filed with the Securities and Exchange Commission, and not pursuant to the Preliminary Prospectus Supplement, 2,245,126 shares of our Class A common stock initially at a public offering price of $24.25 per share of our Class A common stock, to facilitate hedging transactions by certain investors (the “Convertible Arbitrage Investors”) in the Notes. The number of shares of our Class A common stock subject to the Concurrent Delta Offering is expected to be no greater than the commercially reasonable initial short positions of Convertible Arbitrage Investors being established to hedge their market risk with respect to the Notes they acquire. We have been advised that the shares of our Class A common stock sold by the Delta Offering Underwriters in the Concurrent Delta Offering will be borrowed from non-affiliate third parties, and will be: (x) purchased by the Delta Offering Underwriters from certain Convertible Arbitrage Investors who have sold them short to the Delta Offering Underwriters in connection with the offering of the Notes, and/or (y) sold short by the Delta Offering Underwriters to facilitate concurrent privately negotiated transactions between the Delta Offering Underwriters (or their affiliates) with certain Convertible Arbitrage Investors seeking a short exposure to our Class A common stock through a derivative, in an equal notional amount. We will not receive any proceeds from sales by the Delta Offering Underwriters in the Concurrent Delta Offering. No new shares of our Class A common stock will be issued for the Concurrent Delta Offering. The Concurrent Delta Offering and the offering of the Notes are contingent upon one another. See “The Concurrent Delta Offering” in the Preliminary Prospectus Supplement.

Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC
Co-Managers

Robert W. Baird & Co. Incorporated

KeyBanc Capital Markets Inc.

Lucid Capital Markets, LLC

TCBI Securities, Inc., doing business as Texas

Capital Securities

Northland Securities, Inc.

Clarksons Securities Inc.

Cannacord Genuity LLC

B. Riley Securities, Inc.

The Benchmark Company, LLC

CUSIP / ISIN Numbers	75134P AB1 / US75134PAB13

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change
If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of our Class A common stock set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Dates	$24.25	$27.50	$30.00	$32.74	$35.00	$42.56	$50.00	$60.00	$75.00	$100.00	$150.00	$200.00
November 7, 2025	10.6911	8.7520	7.5840	6.5394	5.8220	4.0719	2.9674	2.0140	1.1857	0.5225	0.0906	0.0000
November 1, 2026	10.6911	8.7520	7.5840	6.5394	5.8220	4.0719	2.9434	1.9527	1.1124	0.4632	0.0679	0.0000
November 1, 2027	10.6911	8.7520	7.5840	6.5394	5.8220	3.9845	2.7776	1.7798	0.9627	0.3642	0.0363	0.0000
November 1, 2028	10.6911	8.7520	7.5840	6.5394	5.7494	3.6758	2.4592	1.4920	0.7415	0.2371	0.0091	0.0000
November 1, 2029	10.6911	8.7520	7.5407	6.1219	5.1866	3.0794	1.9146	1.0510	0.4445	0.0984	0.0000	0.0000
November 1, 2030	10.6911	8.2629	6.4310	4.9148	3.9551	1.9655	1.0220	0.4373	0.1187	0.0041	0.0000	0.0000
November 1, 2031	10.6911	5.8175	2.7873	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

●	if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two make-whole fundamental change effective dates in the table above, then the number of additional shares of our Class A common stock will be determined by straight-line interpolation between the numbers of additional shares of our Class A common stock set forth for the higher and lower stock prices in the table above or the earlier and later make-whole fundamental change effective dates in the table above, based on a 365- or 366-day year, as applicable; and

●	if the stock price is greater than $200.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $24.25 (subject to adjustment in the same manner), per share of our Class A common stock, then no additional shares of our Class A common stock will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 41.2371 shares of our Class A common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

The Concurrent Delta Offering is being made pursuant to a prospectus supplement that we filed with the Securities and Exchange Commission (the “SEC”). This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Delta Offering. See “The Concurrent Delta Offering” in the Preliminary Prospectus Supplement.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering of the Notes. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering of the Notes will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

The information in this pricing term sheet is not a complete description of the Notes or the offering of the Notes. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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